E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

December 23, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed November 24, 2021
File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 21, 2021, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-3 Filed November 24, 2021

Prospectus Cover Page, page i

1.	We note your disclosure in response to comment 2. Please revise to refrain from using terms such as "we," "us," or "our" when describing activities or functions of a subsidiary and clearly disclose how you will separately refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures accordingly.

2.	We note your disclosure in response to comment 3. Please expand the discussion regarding how cash is transferred through your organization to provide disclosure of whether any transfers have been made to date and your intentions to distribute earnings or settle amounts owed under any agreements through your organization.

Response: We note the Staff’s comment, and in response thereto, advise the Staff that we revised our disclosures on the prospectus cover page accordingly.

Prospectus Summary, page 1

3.	We note your revised disclosure in response to comment 4. Please revise to clearly disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals, and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We have revised the prospectus summary and addressed the Staff’s comments under the caption “Risk factors summary” accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.